PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6968)

July 30, 2010

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:

GreenChoice International, Inc.

Registration Statement on Form S-1

Filed June 30, 2010

File No. 333-167879

Dear Ms. Long:

This letter is in response to your comment letter dated July 19, 2010, with regard to the Form S-1 filing of GreenChoice International, Inc., a Nevada corporation (“GreenChoice” or the "Company") filed on May 30, 2010.

General

1.

The Company takes issue with your statement that the SEC believes that the prospectus should be revised to discuss the blank check nature of the offering.  As you know, Rule 419(a)(2) defines a “blank check company” as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  GreenChoice has a specific business plan as delineated in its registration statement.  To that extent, it has expanded on its description of its business plan so that it is set forth in complete detail.  It has not indicated any intention to enter into any merger transaction.

Unless the Commission’s position has been modified, in September 2003, Mr. John Reynolds stated at a Small Government Business Forum, that the SEC was not applying Rule 419 to companies with a business plan but without revenues.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

July 30, 2010

2.

 Mr. Kirk has not acted as a promoter for any other registration statements of public companies.

3.

 The registration statement has been revised throughout to reflect the Company’s status as a shell Company, including disclosures regarding Rule 144.

Prospectus’ Outside Front Cover Page; The Offering, page 4

4.

This section has been modified.  See page 6.

5.

This disclosure has been conformed to match that made under Terms of the Offering.  See page 6.

The Offering, page 4

6.

The registration statement has been revised throughout to reference a sole director and officer rather than directors and officers.  The Offering section has been revised to indicate a best-efforts basis.  See page 6.

Description of Business, page 13

7.

Description of Business section has been revised to discuss raw materials.  See pages 14 and 15.

8.

Description of Business section has been revised to discuss the status of our components.  See pages 14 and 15.

9.

This section has been expanded to discuss our methods of competition.  See pages 14 and 15.

10.

A discussion has been included regarding governmental regulations.  See pages 14 and 15.

11.

The discussion has been expanded to discuss effects of laws and compliance.  See pages 14 and 15.

Plan of Operations, page 29

12.

The schedule for completing objecting under the business plan has been included.  See page 31.

13.

This discussion has been expanded.  See page 31.

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

July 30, 2010

14.

A disclosure has been placed at the beginning of this section.  Please see page 30.

Directors, Executive Officers, Promoters, and Control Persons, page 30

15.

Mr. Kirk’s business experience has been expanded.  See page 32.

Certain Relationships and Related Transactions and Director Independence, page 32

16.

This section has been revised.  See page 33.

17.

This section has been revised.  See page 33.

Recent Sales of Unregistered Securities, page 34

18.

This section has been revised to disclose the identify of the person who purchased the shares.  See page 36.

19.

This section has been revised to include the exemption relied upon.  See page 36.

20.

The unpaid balance of these shares was paid following the year end audit.  Shares are fully paid.

Undertakings, page 35

21.

The undertakings have been revised.  See page 38.

Signatures

22.

The signature section has been revised.  See page 38.

23.

The signature section has been revised to indicate all capacities in which the individual officer is signing.  See page 38.

Exhibits

24.

Stock specimen will be attached as Exhibit 4.1 once a Cusip number has been obtained by the Company.

25.

The subscription agreement has been attached as Exhibit 99.1.

Exhibit 5.1

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

July 30, 2010

26.

The opinion letter has been revised and is included with the amended S1.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist GreenChoice in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

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